

April 30, 2010

Willliam H. Schumann, III
Executive Vice President, Chief Financial Officer and Treasurer
FMC Technologies, Inc.
1803 Gears Road
Houston, Texas 77067

  Re: FMC Technologies, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 1, 2010
    File No. 1-16489

Dear Mr. Schumann:

  We have reviewed your filing and response letter dated April 8, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments 1 and 3 of our letter dated March 26, 2010. We note also the representation in the January 2008 report on your website, referenced in our prior comment 1, that you were delivering a "huge PD metre based metering system to Sudan." Please expand your discussion of the qualitative factors impacting your materiality analysis to address specifically the significance of this metering system to Sudan.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our

William H. Schumann, III
FMC Technologies, Inc.
April 30, 2010
Page 2

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director